UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                            COLONIAL COMMERCIAL CORP.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                           (Title of Class Securities)

                            COMMON STOCK: 195621 40 4
                                 (CUSIP Number)

                                 July 30, 2004*
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|X| Rule 13d-1(c)

|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


.. . . . . . . . . . .
* A prior report on Form 13G was filed for this event on August 27, 2004.


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Cusip No. 195621 40 4                 13G                            Page 2 of 5


1.           Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Goldman Associates of NY, Inc. 11-1767996

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)

3.           SEC Use Only

4.           Citizenship or Place of Organization

                 New York, U.S.A.

             5.    Sole Voting Power

                     750,000 shares of Common Stock (1)

             6.    Shared Voting Power
  NUMBER OF
   SHARES            -0-
BENEFICIALLY
  OWNED BY   7.    Sole Dispositive Power
    EACH
 REPORTING           750,000 shares of Common Stock (1)
PERSON WITH:
             8.    Shared Dispositive Power

                     -0-


9.           Aggregate Amount Beneficially Owned by Each Reporting Person

               750,000 shares of Common Stock (1)

10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares
               / /

11.          Percent of Class Represented by Amount in Row (9)
               15.95%

12.          Type  of Reporting Person (See Instructions)
               CO



----------------------------
(1) Michael Goldman is the President and majority shareholder of Goldman Associates of NY, Inc. ("Goldman Associates"). Goldman Associates is the owner of 600,000 shares of Common Stock ("Goldman Shares") and warrants ("Warrants") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Warrants are exercisable at any time prior to their expiration on December 31, 2008. Mr. Goldman has sole voting and dispositive powers over the Goldman Shares.

Cusip No. 195621 40 4                 13G                            Page 3 of 5

Item 1.
-------

     (a) Name of Issuer

         Colonial Commercial Corp.

     (b) Address of Issuer's Principal Executive Offices

         275 Wagaraw Road
         Hawthorne, NJ 07506

Item 2.
-------

     (a) Name of Person Filing

         Goldman Associates of NY, Inc.

     (b) Address of Principal Business office or, if None, Residence

         2 Lambert Street
         Roslyn Heights, NY 11577

     (c) Citizenship

         N/A

     (d) Title of Class Securities

         Common Stock, $.05 par value

     (e) CUSIP Number: 195621 40 4

Item 3.     If this statement is filed pursuant to Sec. 240.13d-1(b) or
-------
240.13d-2(b) or (c), check whether the person filing is a:

          (a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [_]  Bank  as  defined  in  Section  3(a)(6) of the Exchange Act;

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [_] Investment company registered under Section 8 of the Investment Company Act;

          (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  [_]  Group,  in  accordance  with  Rule  13d-1(b)(1)(ii)(J).


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Cusip No. 195621 40 4                 13G                            Page 4 of 5

Item 4. Ownership
-------

     (a)  Amount beneficially owned: 750,000 shares of Common Stock (2)

     (b)  Percent of class: 15.95%

     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or direct the vote: 750,000 shares of Common Stock 2

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: 750,000 shares of Common Stock 2

          (iv)  Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.
-------

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
-------

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the
-------
        Security Being Reported on By the Parent Holding Company.

     Not Applicable

Item 8. Identification and Classification of Members of the Group.
-------

     Not Applicable

Item 9. Notice of Dissolution of Group.
-------

     Not Applicable.

Item 10. Certification:
--------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



----------------------------
(2) Michael Goldman is the President and majority shareholder of Goldman Associates of NY, Inc. ("Goldman Associates"). Goldman Associates is the owner of 600,000 shares of Common Stock ("Goldman Shares") and warrants ("Warrants") to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share. The Warrants are exercisable at any time prior to their expiration on December 31, 2008. Mr. Goldman has sole voting and dispositive powers over the Goldman Shares.

Cusip No. 195621 40 4                 13G                            Page 4 of 5

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 23, 2006

                                            /s/ Michael Goldman
                                            ----------------------------
                                            Michael Goldman/President
                                            ----------------------------
                                            Name/Title